UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-1103704 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2019 and 2018

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2019 and 2018

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Oversight Committee,
Plan Administrator and Plan Participants
First Mid Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (formerly known as First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Audit Committee and 401(k) Oversight Committee,
Plan Administrator and Plan Participants
First Mid Bancshares, Inc. 401(k) Profit Sharing Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including it's form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2019, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan's auditor since 2005.

Decatur, Illinois
May 29, 2020

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Cash	$4,260	$78,417
Investments, At Fair Value	97,424,216	62,937,073
Receivables
Employer's contributions	913,501	657,909
Interest and dividends	680,748	418,467
Notes receivable from participants	1,034,176	1,003,793
	2,628,425	2,080,169
Total assets	100,056,901	65,095,659
Net Assets Available for Benefits	$100,056,901	$65,095,659

See Notes to Financial Statements

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$12,017,533	$(8,067,355)
Interest and dividends	3,005,377	2,401,057
	15,022,910	(5,666,298)
Interest Income from Notes Receivable from Participants	49,382	37,623
Contributions
Employer	2,520,398	1,831,618
Participants	3,349,946	2,280,860
Rollovers	244,191	326,034
	6,114,535	4,438,512
Total additions	21,186,827	(1,190,163)
Deductions
Benefits paid to participants	9,319,631	5,807,732
Administrative expenses	17,929	16,276
Total deductions	9,337,560	5,824,008
Net Increase (Decrease)	11,849,267	(7,014,171)
Transfer from First Bank & Trust Profit Sharing Plan	—	7,834,184
Transfer from Soy Capital Bank & Trust 401(k) Plan	17,327,207	—
Transfer from JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan	5,784,768	—
Net Assets Available for Benefits, Beginning of Year	65,095,659	64,275,646
Net Assets Available for Benefits, End of Year	$100,056,901	$65,095,659

See Notes to Financial Statements

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1:	Description of the Plan

The following description of the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (Plan), formerly known as First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by First Mid Bancshares, Inc. (Company) covering all employees who have at least three months of service. Related employers who also participate in the Plan include First Mid Bank & Trust, N.A., Mid-Illinois Data Services, Inc., First Mid Insurance Group, and First Mid Wealth Management Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Mid Wealth Management Company is the trustee of the Plan. Effective April 25, 2019, Illinois was removed from the Employer and legal Plan Name.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Employees are automatically enrolled to contribute 5% of eligible wages to the plan upon eligibility. The Company makes safe harbor matching contributions of 100% of employees' salary deferral amounts up to 3% of employees' eligible compensation and 50% of employees' salary deferral amounts on the next 2% of employees' eligible compensation. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2019 and 2018, the profit sharing contribution was 2% of eligible compensation. Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the various investment accounts offered by the Plan and may change the allocation daily. The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percent of eligible compensation unless the participant made an affirmative election otherwise.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service. A participant is fully vested after 6 years of vesting service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $82,514 and $54,259, respectively. For the plan year ending December 31, 2019 and December 31, 2018, $54,259 and $42,408, respectively, were reallocated to participants as an additional matching contribution.

 Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant with sufficient collateral. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end. Certificates of deposits are valued at amortized cost, which approximates fair value.

The Plan’s interest in the pooled separate account and the common collective trust fund are valued at the net asset value (NAV) of the units of the pooled separate account and the common collective trust fund. The NAV is used as a practical expedient to estimate the fair value of these investments.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 3:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2019	2018
Net Assets:
Certificate of deposit	$—	$280

Changes in net assets:
Interest income	—	403
Transfers to participant-directed investments	(280)	(481,098)
Total additions (deductions)	$(280)	$(480,695)

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid Wealth Management Company, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2019 and 2018, participants held 320,261 and 331,342 shares, respectively.

The Plan also held certificates of deposit with First Mid Bank & Trust, N.A., totaling $280 at December 31, 2018.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $17,929 and $16,276 during 2019 and 2018, respectively, to EPIC Retirement Plan Services, recordkeeper, for participant loan and/or distribution fees.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 5:	Plan Amendments

Effective June 25, 2018, the Plan was amended to change the name of First Mid Bank & Trust, N.A., a participating employer under the Plan, to First Mid Bank & Trust, N.A.

Effective July 1, 2018, the Plan was amended to add First Mid Wealth Management Company as a participating employer under the Plan and to change the name of the trustee from the Trust & Wealth Management Department of First Mid-Illinois Bank & Trust, N.A. to First Mid Wealth Management Company.

Effective April 25, 2019, the Plan was amended to change the name of First Mid-Illinois Bancshares, Inc., the Plan Sponsor under the Plan, to First Mid Bancshares, Inc. The Plan name also changed from First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan to First Mid Bancshares, Inc. 401(k) Profit Sharing Plan. Also amended was the name of The Checkley Agency DBA First Mid Insurance Group, a participating employer under the Plan, to First Mid Insurance Group.

Note 6:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019 and 2018:

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

		2019
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$11,289,200	$11,289,200	$—	$—
Mutual funds	80,254,152	80,254,152	—	—
Money market funds	847	847	—	—
Investments Measured at Net Asset Value (A)
Pooled Separate Account	5,880,017
	$97,424,216	$91,544,199	$—	$—

		2018
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$10,576,436	$10,576,436	$—	$—
Mutual funds	47,580,922	47,580,922	—	—
Money market funds	437	437	—	—
Certificates of deposit	280	—	—	280
Investments Measured at Net Asset Value (A)
Pooled Separate Account	4,347,572
Common Collective Trust	431,426
	$62,937,073	$58,157,795	$—	$280

(A) The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2019. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

 Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. See the table below for inputs and valuation techniques used for Level 3 securities.

Investment Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the investment for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019, and 2018. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

		December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$5,880,017	N/A	Daily	None

		December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$4,347,572	N/A	Daily	None
Common Collective Trust	431,426	N/A	Daily	None

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Level 3 Valuation Process

Fair value determinations for Level 3 measurements of securities are the responsibility of the Controller’s office.  The Controller’s office contracts with a pricing specialist to generate fair value estimates on a monthly or quarterly basis.  The Controller’s office challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2018	$480,975
Interest income included in net increase in net assets available for benefits	403
Redemptions	(481,098)
Balance, December 31, 2018	280
Interest income included in net increase in net assets available for benefits	(280)
Balance, December 31, 2019	$—

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2018	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$280	Amortized cost	Contractual interest rate	0.30%

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 7:	Transfer of Plan Assets

On May 1, 2018, the Company acquired First Bank and Trust, S.B. Effective September 28, 2018, the First Bank and Trust Retirement Savings Plan was merged with the Plan. All former participants in the First Bank and Trust Retirement Savings Plan had their account balances transferred into the Plan. An aggregate amount of $7,834,184 was transferred into the Plan during the year ended December 31, 2018, and is included as a transfer from prior trustee on the statement of changes in net assets available for benefits.

On November 15, 2018, the Company acquired SCB Bancorp, Inc. SCB Bancorp, Inc. includes Soy Capital Bank and Trust and its wholly owned subsidiary, JL Hubbard Insurance and Bonds Agency, Inc. Effective March 15, 2019, the assets of Soy Capital Bank and Trust 401(k) Plan and the JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan were merged with the Plan. All former participants in the Soy Capital Bank and Trust 401(k) Plan and JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan had their account balances transferred into the Plan. An aggregate amount of $17,327,207 for Soy Capital Bank and Trust 401(k) Plan and $5,784,768 from JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan was transferred into the Plan during the year ended December 31, 2019, and are included as a transfer from prior trustee on the statement of changes in net assets available for benefits.

Note 8:	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9:	Plan Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Benefit Plan Consultants Inc. This volume submitter plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2016.

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 10:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11:	Subsequent Event

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

14

Supplemental Schedule

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issuer	Description of Investment		Current

First Mid Bancshares, Inc.*	320,261	Shares	11,289,200

Mutual Funds
American Funds EuroPacific Growth R6	15,668	Shares	870,338
American Funds 2010 Target Date Fund R6	59,101	Shares	663,108
American Funds 2015 Target Date Fund R6	262,282	Shares	3,115,914
American Funds 2020 Target Date Fund R6	405,012	Shares	5,265,159
American Funds 2025 Target Date Fund R6	607,636	Shares	8,585,903
American Funds 2030 Target Date Fund R6	336,631	Shares	5,120,152
American Funds 2035 Target Date Fund R6	378,964	Shares	5,999,004
American Funds 2040 Target Date Fund R6	208,892	Shares	3,398,665
American Funds 2045 Target Date Fund R6	200,777	Shares	3,328,884
American Funds 2050 Target Date Fund R6	135,737	Shares	2,211,158
American Funds 2055 Target Date Fund R6	52,626	Shares	1,077,251
American Funds 2060 Target Date Fund R6	41,238	Shares	562,068
Dodge & Cox Balanced Fund	30,987	Shares	3,148,245
Federated Total Return Bond Fund	153,523	Shares	1,699,504
Boston Partners All Cap Value	39,646	Shares	1,085,124
Oakmark Global I Fund	91,887	Shares	2,697,806
Invesco Oppenheimer Developing Markets R6	18,682	Shares	851,708
Principal High Yield Fund	3,029	Shares	21,750
T. Rowe Price Growth Stock Fund	32,979	Shares	2,418,997
T. Rowe Price Mid-Cap Value Fund	145,142	Shares	4,056,709
T. Rowe Price Small-Cap Stock	48,632	Shares	2,543,959
Vanguard 500 Index Admr Shares	26,050	Shares	7,766,503
Vanguard Balanced Index Admiral Shares	12,421	Shares	487,283
Vanguard Developed Markets Index Fund - Adm	11,065	Shares	156,462
Vanguard GNMA Fund Admr	37,139	Shares	391,815
Vanguard Growth Index - Admr	64,677	Shares	6,069,249
Vanguard Mid-Cap Index Admr Shares	10,427	Shares	2,300,824

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2019

Identity of Issuer	Description of Investment			Current
Vanguard Small-Cap Index Admr	14,539	Shares		$1,153,964
Vanguard Interm-Term Treasury Index	5,263	Shares		117,158
Vanguard Total Bond Market Index Admr	60,289	Shares		666,190
Vanguard Total World Stock Index	30,452	Shares		873,361
Vanguard Value Index Admr	24,252	Shares		1,134,289
Vanguard Emerging Markets Stock Index Admr	11,249	Shares		415,648
				80,254,152

Money Market Funds
Goldman Sachs FS Gov’t	619	Units		619
Stock Liquidity Fund - SLIQ	228	Units		228
				847

Pooled Separate Account

New York Life Anchor Product	5,880,017	Units		5,880,017

Notes Receivable from Participants with various
maturity dates through 2024 *	3.25%	—	7.00%	1,034,176
				$98,458,392

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: May 29, 2020

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP